SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   5 )*

TELEWEST COMMUNICATIONS PLC

(Name of Issuer)

Ordinary Shares, par value 10 pence per share,

represented by American Depositary Shares, each

of which represents 10 Ordinary Shares

(Title of Class of Securities)

87956P 10 5**

(CUSIP Number)

Limited Voting Convertible Shares,

par value 10 pence per share

(Title of Class of Securities)

G8742C 102

(CUSIP Number)

Charles Y. Tanabe, Esq.

Senior Vice President and General Counsel,

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP No. 87956P 10 5 relates to the American Depositary Shares.

CUSIP No. 87956P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LIBERTY MEDIA CORPORATION, 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 722,205,225 Ordinary Shares 22,185,093 Limited Voting Shares

	8.	Shared Voting Power 1,358,261,249 Ordinary Shares* 82,507,747 Limited Voting Shares*

	9.	Sole Dispositive Power 722,205,225 Ordinary Shares 22,185,093 Limited Voting Shares

	10.	Shared Dispositive Power 1,358,261,249 Ordinary Shares* 82,507,747 Limited Voting Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,261,249 Ordinary Shares* 82,507,747 Limited Voting Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 47.3% of Ordinary Shares 100% of Limited Voting Shares

14.	Type of Reporting Person (See Instructions) CO

*   All of the subject Ordinary and Limited Voting Shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Liberty Media Corporation by virtue of the Revised New Relationship Agreement (as previously reported),  and by virtue of the Stockholders’ Agreement and the Operating Agreement  referred to below.  The filing of this Schedule 13D shall not be construed as an admission by Liberty Media Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject Ordinary and Limited Voting Shares as to which it does not have sole voting and dispositive power.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

TELEWEST COMMUNICATIONS PLC

(Commission File No. 005-53921)

This Amendment No. 5 to Statement on Schedule 13D relates to the ordinary shares, par value 10 pence per share (the “Ordinary Shares”), and the limited voting convertible shares, par value 10 pence per share (the “Limited Voting Shares”), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (the “Issuer” or “Telewest”).  Items 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D filed by Tele-Communications, Inc. (a predecessor in interest to Liberty Media Corporation), as amended by Amendments No. 1, No. 2, No. 3 and No. 4 filed by Liberty Media Corporation are hereby amended as set forth below.  All other information contained in such statement as amended remains correct.

Item 2.	Identity and Background

There has been no change to this Item except as follows:

This statement is filed on behalf of Liberty Media Corporation, a Delaware corporation.  The principal business address of Liberty Media Corporation is 12300 Liberty Boulevard, Englewood, Colorado 80112.  Liberty Media Corporation owns interests in a broad range of video programming and communications businesses in the United States, Europe, South America and Asia.

Of the Ordinary Shares and Limited Voting Shares of the Issuer described herein as beneficially owned by Liberty Media Corporation or its subsidiaries, 503,384,682 Ordinary Shares and 22,185,093 Limited Voting Shares are beneficially owned by Liberty International B-L LLC (“Holding LLC”), an indirect subsidiary in which the Reporting Person owns a 79% interest.  In addition, Holding LLC owns all outstanding equity of Liberty Flex Holdings Ltd. (“Flex Holdings”), which is the beneficial owner of an additional 218,820,543 Ordinary Shares.  Holding LLC became the beneficial owner of such shares and such interest in Flex Holdings on December 26, 2002, when the following parties (the “Contributing Parties”) made the indicated initial capital contributions to Holding LLC:  (a) Liberty UK Holdings, Inc., an indirect subsidiary of the Reporting Person contributed 19,945,721 Ordinary Shares and 22,185,093 Limited Voting Shares; (b) Liberty TWSTY Holdings, Inc., a direct subsidiary of the Reporting Person contributed 20,000,000 Ordinary Shares; (c) Liberty UK, Inc. a direct subsidiary of the Reporting Person contributed 463,438,961 Ordinary Shares (the beneficial ownership of which Liberty UK received on December 26, 2002 in connection with the dissolution of its wholly owned subsidiary, TW Holdings, L.L.C.); and (d) Liberty Programming UK, Inc., an indirect subsidiary of the Reporting Person contributed all of the outstanding equity interest in Flex Holdings, which is the beneficial owner of 218,820,543 Ordinary Shares.

Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) (except David J.A. Flowers, who is a Canadian citizen), is a United States citizen.  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Holding LLC acquired the 503,384,682 Ordinary Shares and 22,185,093 Limited Voting Shares, as well as the equity interest in Flex Holdings (the beneficial owner of an additional 218,820,543 Ordinary Shares), in exchange for the following equity ownership interests in Holding LLC:  (a) a 2.04% ownership interest in Holding LLC granted to Liberty UK Holdings, Inc., an indirect subsidiary of the Reporting Person in exchange for 19,945,721 Ordinary Shares and 22,185,093 Limited Voting Shares; (b) a 0.97% ownership interest in Holding LLC granted to Liberty TWSTY Holdings, Inc., a direct subsidiary of the Reporting Person in exchange for 20,000,000 Ordinary Shares; (c) a 22.43% ownership interest in Holding LLC granted to Liberty UK, Inc., a direct subsidiary of the Reporting Person in exchange for 463,438,961 Ordinary Shares; and (d) a 10.59% ownership interest in Holding LLC granted to Liberty Programming UK, Inc., an indirect subsidiary of the Reporting Person in exchange for all of the outstanding equity interest in Flex Holdings, which is the beneficial owner of 218,820,543 Ordinary Shares.

On December 27, 2002, Liberty Media Corporation and certain of its controlled subsidiaries sold preferred stock in each of the Contributing Parties, representing 21% of each Contributing Party’s outstanding equity, to BCI International Investments, LLC (“Bresnan”), an entity controlled by William J. Bresnan.

Item 4.	Purpose of Transaction

There has been no change in this Item except as follows:

The Issuer has announced that it has reached a non-binding agreement in principle with an unofficial committee of its noteholders with respect to a debt restructuring plan pursuant to which the debt held by the noteholders would be retired in exchange for the issuance of ordinary shares of the Issuer representing 97% of the equity of the Issuer after giving effect to that restructuring.  The Reporting Person has had discussions with representatives of the Issuer and the bondholders committee concerning the terms on which it might agree to vote in favor of the proposed restructuring as an equity holder and as a holder of debt securities of the Issuer (in addition to the shares beneficially owned by the Reporting Person, the Reporting Person beneficially owns approximately $370.2 million of dollar denominated notes of the Issuer and £67.2 million of pound denominated notes).  The topics covered in those discussions included the composition of the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer

There has been no change in this Item except as follows:

(a)-(b)     The Reporting Person beneficially owns 503,384,682 Ordinary Shares and  22,185,093 Limited Voting Shares of the Issuer through Holding LLC, an indirect subsidiary in which the Reporting Person owns a 79% interest, and beneficially owns 218,820,543 Ordinary Shares through its indirect subsidiary Flex Holdings (which is wholly owned by Holding LLC).  The Reporting Person may be deemed to have shared voting and dispositive power with Bresnan with respect to 722,205,225 Ordinary Shares and 22,185,093 Limited Voting Shares pursuant to the terms of a Stockholders’ Agreement dated December 27, 2002 among the Reporting Person, Liberty Media International, Liberty Holdings Europe, Inc. and Bresnan (the “Stockholders’ Agreement”) and pursuant to the terms of the Operating Agreement of Holding LLC dated December 27, 2002 executed by the Contributing Parties (the “Operating Agreement”) (the Stockholders’ Agreement and the Operating Agreement are further described in Item 6).

In addition, the Reporting Person still may be deemed to have the shared voting and dispositive power with Microsoft Corporation that was previously reported, as Holding LLC has executed a Deed of Adherence to the Revised New Relationship Agreement.  The Reporting Person believes that it no longer has the shared voting and dispositive power with AT&T Corp. (or any of its successors in interest as owners of Telewest shares) that was previously reported, as the Reporting Person believes that the relevant subsidiaries of AT&T Corp. (or any of its successors in interest as owners of Telewest shares) are no longer bound by the terms of the Revised Relationship Agreement.

The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Ordinary Shares or Limited Voting Shares as to which it does not have sole voting and dispositive power.

Based on information provided by the Issuer, the 1,358,261,249 Ordinary Shares that are beneficially owned by the Reporting Person represent 47.3% of the 2,873,506,513 Ordinary Shares of the Issuer that were outstanding on December 27, 2002 and the 82,507,747 Limited Voting Shares  that are beneficially owned by the Reporting Person represent 100% of the 82,507,747 Limited

Voting Shares that were outstanding on that date.  The 722,205,225 Ordinary Shares over which the Reporting Person has sole voting and dispositive power represent 25.1% of the 2,873,506,513 Ordinary Shares that were outstanding on December 27, 2002 and the 22,185,093 Limited Voting Shares of the Issuer over which the Reporting Person has sole voting and dispositive power represent 26.9% of the 82,507,747 Limited Voting Shares of the Issuer that were outstanding on that date.

To the Reporting Person’s knowledge, none of the Schedule 1 Persons has any interest in any securities of the Issuer as of the date of the event requiring the filing of this Amendment.

(c)  Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in Ordinary Shares or Limited Voting Shares of the Issuer during the 60 days prior to December 27, 2002.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There has been no change to this Item except for the addition of the following information:

Stockholders’ Agreement

In connection with the formation of Holding LLC, the Stockholders’ Agreement was entered into on December 27, 2002, a copy of which is filed as Exhibit 1 to this Amendment.  Under the Stockholders’ Agreement, Bresnan must consent to certain extraordinary corporate actions taken by the Contributing Parties and Holding LLC, including (a) the sale of all or substantially all of the assets of any Contributing Party, Holding LLC or Flex Holdings  (except in certain transactions involving a public company such as the Issuer, that has been approved by the board of directors of such public company), and (b) the sale of any material assets of any Contributing Party, Holding LLC or Flex Holdings other than for cash (except in certain transactions involving a public company such as the Issuer, that has been approved by the board of directors of such public company).  The Stockholders’ Agreement also provides that all stockholders of the Contributing Parties have a right of first refusal to purchase any direct or indirect equity interests in the Contributing Parties that any other stockholder proposes to sell to a third party, on the terms of the third party offer.  If any such offer is to purchase all of a selling stockholder’s interest in a Contributing Party, then the remaining stockholders of the Contributing Party have the right to sell all of such stockholder’s shares in such Contributing Party to the third party on the same terms as the selling stockholder  (the “Tag-Along Rights”).  Certain transfers to affiliates and pledges and hedges are not subject to the right of first refusal or Tag-Along Rights.  After liquidation of any Contributing Party, the ownership interests in Holding LLC would be subject to the same right of first refusal and Tag-Along Rights that apply to interests in the Contributing Parties.

The Stockholders’ Agreement also provides Bresnan with the following liquidation rights:  (i) at any time after December 27, 2003, Bresnan or certain of its affiliates can cause any or all of the Contributing Parties, Flex Holdings or Holding LLC to be liquidated if there has occurred either (y) a change of control of the Reporting Person (or certain of its affiliates), or (z) the permanent disability or death of William J. Bresnan; and (ii) at any time after December 27, 2005, Bresnan or certain of its affiliates can require the Contributing Parties (or Holding LLC, if the Contributing Parties have been liquidated) to cause a liquidity event (defined as an initial public offering (except with respect to Holding LLC), the sale of assets or stock/ownership interests to an unaffiliated third party, or liquidation) to occur. In addition, the Stockholders’ Agreement provides that, (A) the Reporting Person (and certain of its affiliates) agree not to cause the liquidation of any Contributing Party or Holding LLC until after December 27, 2003, and (B) either Liberty (or certain of its affiliates) or Bresnan may cause the liquidation of Holding LLC at any time after December 27, 2003.

The Stockholders’ Agreement further provides that from December 27, 2002 until such time as the U.K. Panel on Takeovers and Mergers confirms that the concert party relationship between the Reporting Person and Bresnan has terminated, Bresnan (and certain of its affiliates) cannot transfer  capital stock or voting or equity interests of a Contributing Party or Bresnan (or certain of its affiliates) representing 20 percent or more of the voting interest in such Contributing Party or Bresnan at a time when such Contributing Party directly or indirectly owns any securities of Telewest, or take any other action which would cause any person other than Bresnan and its affiliates to be “acting in concert” (as defined in the U.K. City Code on Takeovers and Mergers (the “U.K. Code”)) with the Reporting Person, unless the Reporting Person (and certain of its affiliates) receives reasonable assurances that no material adverse consequences will result under the U.K. Code.    In addition, the Stockholders’ Agreement provides that Bresnan and any other person “acting in concert” with Bresnan will not acquire or transfer any additional debt or equity securities of the Issuer or any interest in such securities while Bresnan is “acting in concert” with the Reporting Person.

Under the Stockholders’ Agreement, the Reporting Person (and certain of its affiliates) agrees to indemnify Bresnan (and certain of its affiliates) from any loss arising directly and exclusively from any action by the Reporting Person (and certain of its affiliates),  Microsoft Corporation (only during such time that the Reporting Person is “acting in concert” with Microsoft Corporation) or any person “acting in concert” with the Reporting Person (or certain of its affiliates) or Microsoft Corporation, with respect to Telewest securities to the extent such action causes adverse consequences to Bresnan under the U.K. Code.

Contribution Agreement

In connection with the formation of Holding LLC, the Contributing Parties, the Reporting Person, Liberty Holdings Europe, Inc. and Liberty Media International, Inc. executed the Contribution Agreement dated December 27, 2002, a copy of which is filed as Exhibit 2 to this Amendment.  The Contribution Agreement provides for the initial capital contributions to Holding LLC described above in Item 3.

Operating Agreement

In connection with the formation of Holding LLC, the Operating Agreement was executed as of December 27, 2002, a copy of which is filed as Exhibit 3 to this Amendment.  The Operating Agreement provides that management of Holding LLC is vested in a board of directors, which initially consists of three members.  Each of the directors are elected by a vote of all outstanding ownership interests in Holding LLC without distinction as to class.  The Reporting Person’s current 79% ownership interest in Holding LLC is sufficient to allow it to elect all of the directors of Holding LLC.  Under the Operating Agreement, no member can transfer any of its ownership interest in Holding LLC except in connection with the liquidation of such member.  After the liquidation of a member, the ownership interests could be transferred subject to the right of first refusal and Tag-Along rights in the Stockholders’ Agreement, as described above.

Deed of Adherence

In connection with the formation of Holding LLC, a Deed of Adherence was delivered by Holding LLC dated December 23, 2002, a copy of which is filed as Exhibit 4 to this Amendment.  The Deed of Adherence provides that Holding LLC shall become a party to and shall be bound by the provisions of the Revised New Relationship Agreement, dated March 3, 2000, by and among Microsoft Corporation, Liberty Media International, Inc., Liberty UK, Inc. and Telewest, a copy of which is set forth at Exhibit 2 of Amendment No. 1 to the Schedule 13D filed by Microsoft Corporation on July 18, 2000 (as reported in Amendment No. 3 to the Schedule 13D filed by Liberty Media Corporation on November 23, 2001, the Revised New Relationship Agreement was amended and clarified on May 18, 2001 pursuant to a certain Amendment Agreement and side letter which were attached as exhibits to Amendment No. 3).

AT&T Letter

On November 6, 2002, certain subsidiaries of the Reporting Person sent a letter to AT&T Corporation, confirming the Reporting Person’s position that AT&T Corp. (and any of its successors in interest as owners of Telewest shares) is no longer bound by the terms of the Revised Relationship Agreement.

The foregoing descriptions of the Stockholders’ Agreement, the Contribution Agreement, the Operating Agreement, the Deed of Adherence and the Revised New Relationship Agreement are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of such agreements that are attached as exhibits hereto and are incorporated by reference herein.

Other than as described above and in the original Statement on Schedule 13D and subsequent amendments thereto, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
(1)	Stockholders’ Agreement dated as of December 27, 2002 among Liberty Media Corporation, Liberty Media International, Inc., Liberty Holdings Europe, Inc. and BCI International investments, LLC.

(2)

Contribution Agreement dated December 26, 2002 among Liberty Media Corporation, Liberty Media International, Inc., Liberty Holdings Europe, Inc., Liberty Global, Inc., Liberty UPCOY, Inc., Liberty UK, Inc., Liberty UK Holdings, Inc., Liberty Programming UK, Inc. and Liberty TWSTY Holdings, Inc.

(3)

Operating Agreement of Liberty International B-L LLC dated as of December 27, 2002 among Liberty Global, Inc., Liberty UPCOY, Inc., Liberty UK, Inc., Liberty UK Holdings, Inc., Liberty Programming UK, Inc. and Liberty TWSTY Holdings, Inc.

(4)	Deed of Adherence dated as of December 23, 2002 executed by Liberty International B-L LLC.

(5)

Revised New Relationship Agreement dated March 3, 2000 among Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest Communications plc (incorporated by reference from Exhibit No. 2 to Amendment No. 1 to the Schedule 13D filed by Microsoft Corporation on July 18, 2000).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2003	LIBERTY MEDIA CORPORATION

/s/ Charles Y. Tanabe
Charles Y. Tanabe
Senior Vice President and
General Counsel

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation (“Liberty”) are set forth below.  The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  Except for David J.A. Flowers, who is a Canadian citizen, all executive officers and directors listed on this Schedule 1 are United States citizens.

Name	Principal Occupation

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty; Chairman of the Board and Director of Liberty Satellite & Technology, Inc.

Larry E. Romrell	Director of Liberty Media

Jerome H. Kern Kern Consulting LLC 4600 S. Syracuse Street Denver, CO 80237	Director of Liberty Media; Consultant, Kern Consulting LLC

Paul A. Gould Allen & Company Incorporated 711 5th Avenue, 8th Floor New York, NY 10022	Director of Liberty Media; Managing Director of Allen & Company Incorporated

Donne F. Fisher	Director of Liberty Media; President, Fisher Capital Partners, Ltd.

David E. Rapley	Director of Liberty Media

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty Media

Albert E. Rosenthaler	Senior Vice President of Liberty Media

Elizabeth M. Markowski	Senior Vice President of Liberty Media

David J.A. Flowers	Senior Vice President and Treasurer of Liberty Media

Christopher W. Shean	Vice President and Controller of Liberty Media

EXHIBIT INDEX

Exhibit No.	Description

(1)	Stockholders’ Agreement dated as of December 27, 2002 among Liberty Media Corporation, Liberty Media International, Inc., Liberty Holdings Europe, Inc. and BCI International investments, LLC.

(2)

Contribution Agreement dated December 26, 2002 among Liberty Media Corporation, Liberty Media International, Inc., Liberty Holdings Europe, Inc., Liberty Global, Inc., Liberty UPCOY, Inc., Liberty UK, Inc., Liberty UK Holdings, Inc., Liberty Programming UK, Inc. and Liberty TWSTY Holdings, Inc.

(3)

Operating Agreement of Liberty International B-L LLC dated as of December 27, 2002 among Liberty Global, Inc., Liberty UPCOY, Inc., Liberty UK, Inc., Liberty UK Holdings, Inc., Liberty Programming UK, Inc. and Liberty TWSTY Holdings, Inc.

(4)	Deed of Adherence dated as of December 23, 2002 executed by Liberty International B-L LLC.

(5)

Revised New Relationship Agreement dated March 3, 2000 among Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest Communications plc (incorporated by reference from Exhibit No. 2 to Amendment No. 1 to the Schedule 13D filed by Microsoft Corporation on July 18, 2000).